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                                                                  EXHIBIT (a)(4)

              [The Following Will Be Delivered by Electronic Mail]

                                October 28, 2002

        I am pleased to inform you that our Board of Directors has approved an option exchange program, which is described in the attached letter and the other documents that are attached to this email. These materials describe the eligibility requirements of the option exchange program and what you need to do if you choose to participate in the program.

        If you are unable to open any of the attached documents, please contact Stephanie Shaw in the Human Resources department.


                                    William P. Lyons
                                    President and Chief Executive Officer